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                           January 17, 2023

       Vininder Singh
       Chief Executive Officer
       BullFrog AI Holdings, Inc.
       325 Ellington Blvd., Unit 317
       Gaithersburg, MD 20878

                                                        Re: BullFrog AI
Holdings, Inc.
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed January 10,
2023
                                                            File No. 333-267951

       Dear Vininder Singh:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 4 to Registration Statement on Form S-1

       Financial Statements as of September 30, 2022 (Unaudited)
       Notes to Financial Statements
       Note 11 - Shareholder's Equity
       Warrants, page F-40

   1. Please explain to us how the Termination Warrants issued pursuant to the newly disclosed
                                                        Termination Agreement
entered into with ViewTrade Securities Inc. on April 1,
                                                        2022, discussed on page
54, are accounted for in your interim financial statements.
 Vininder Singh
FirstName
BullFrog AILastNameVininder   Singh
             Holdings, Inc.
Comapany
January 17,NameBullFrog
            2023           AI Holdings, Inc.
January
Page 2 17, 2023 Page 2
FirstName LastName
       You may contact Ibolya Ignat at 202-551-3636 or Angela Connell at 202-551-3426 if you
have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Joe McCann at 202-551-6262 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:      Arthur Marcus, Esq.